HORNBECK OFFSHORE SERVICES, INC.

Service with Energy

April 6, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. John Stickel

Re:	Registration Statement on Form S-4 under the Securities Act of 1933, as amended (Registration No. 333-155437), filed by Hornbeck Offshore Services, Inc.

Dear Mr. Stickel:

Hornbeck Offshore Services, Inc. (the “Company”) hereby requests that the effectiveness of the above referenced Registration Statement be accelerated so that such Registration Statement becomes effective at 2:00 p.m., Washington D.C. time, on April 8, 2009, or as soon thereafter as is practicable. In connection with the Company’s acceleration request, the Company acknowledges that:

•	If the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy of the disclosures in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate it if you would please contact Clyde Parker at 281-681-5930 once the Registration Statement is declared effective.

HORNBECK OFFSHORE SERVICES, INC.

By:	/s/ Samuel A. Giberga
Samuel A. Giberga
General Counsel

cc:	Amanda McManus, Branch Chief—Legal, Division of Corporation Finance
R. Clyde Parker, Jr., Winstead PC